UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Smartsheet Inc.

(Name of Issuer)

Class A common stock, no par value per share

(Title of Class of Securities)

83200N103

(CUSIP Number)

Robert E. Goedert, P.C.

Kirkland & Ellis LLP

333 West Wolf Point Plaza

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83200N103

1	Name Of Reporting Persons VEPF VIII SPV I, L.P.
2	Check The Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(D) Or 2(E) ☐
6	Citizenship Or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,466,672
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,466,672

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,466,672
12	Check Box if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented by Amount In Row (11) 4.65%(1)
14	Type of Reporting Person PN

(1)	Based on information provided by the Issuer as of August 30, 2024, reflecting 138,950,998 shares of Class A common stock of the Issuer issued and outstanding as of such date.

1	Name Of Reporting Persons Vista Equity Partners Fund VIII GP, L.P.
2	Check The Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(D) Or 2(E) ☐
6	Citizenship Or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,466,672
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,466,672

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,466,672
12	Check Box if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented by Amount In Row (11) 4.65%(1)
14	Type of Reporting Person PN

(1)	Based on information provided by the Issuer as of August 30, 2024, reflecting 138,950,998 shares of Class A common stock of the Issuer issued and outstanding as of such date.

1	Name Of Reporting Persons VEPF VIII GP, LLC
2	Check The Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(D) Or 2(E) ☐
6	Citizenship Or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,466,672
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,466,672

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,466,672
12	Check Box if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented by Amount In Row (11) 4.65%(1)
14	Type of Reporting Person OO

(1)	Based on information provided by the Issuer as of August 30, 2024, reflecting 138,950,998 shares of Class A common stock of the Issuer issued and outstanding as of such date.

1	Name Of Reporting Persons Robert F. Smith
2	Check The Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(D) Or 2(E) ☐
6	Citizenship Or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,466,672
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,466,672

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,466,672
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented by Amount in Row (11) 4.65%(1)
14	Type Of Reporting Person IN

(1) Based on information provided by the Issuer as of August 30, 2024, reflecting 138,950,998 shares of Class A common stock of the Issuer issued and outstanding as of such date.

Item 1. Security and Issuer.

The class of equity security to which this Statement on Schedule 13D relates is shares of Class A common stock, no par value per share (“Common Stock”) of Smartsheet Inc., a Washington corporation (the “Issuer”). The address of the Issuer’s principal executive office is 500 108th Ave NE, Suite 200, Bellevue, WA.

Item 2. Identity and Background.

(a), (f) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)	VEPF VIII SPV I, L.P. a Delaware limited partnership (“VEPF VIII SPV”), by virtue of its direct ownership of Common Stock;

(ii)	Vista Equity Partners Fund VIII GP, L.P., a Delaware limited partnership (“VEPF VIII GP”), by virtue of it being the sole general partner of VEPF VIII SPV;

(iii)	VEPF VIII GP, LLC, a Delaware limited liability company, (“Fund VIII UGP”), by virtue of it being the sole general partner of Fund VIII GP; and

(iv)	Robert F. Smith, an individual and citizen of the United States, is the sole director of Fund VIII UGP.

Each of VEPF VIII SPV, VEPF VIII GP, Fund VIII UGP, and Robert F. Smith are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Certain Information required by this Item 2 concerning the executive officers and directors of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

(b) The address of the principal business and principal office of VEPF VIII SPV, Fund VIII GP and Fund VIII UGP is c/o Vista Equity Partners, 4 Embarcadero Center, 20th Fl., San Francisco, CA 94111. The principal business and principal office of Mr. Smith is c/o Vista Equity Partners, 401 Congress Drive, Suite 3100, Austin, TX 78701. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

(c) The principal business of VEPF VIII SPV is to make investments primarily in equity or equity-oriented securities of companies in software and technology-enabled solutions sector, to dispose of such investments and to distribute the proceeds therefrom. The principal business of Fund VIII GP consists of performing the functions of, and serving as, the general partner of VEPF VIII SPV, making capital contributions to VEPF VIII SPV and doing all things necessary or incidental thereto. Fund VIII GP acts by and through, VEPF VIII UGP, the principal business of which consists of performing the functions of, and serving as, the general partner of Fund VIII GP. The principal occupation of Mr. Smith is serving as the Chairman and Chief Executive Officer of Vista Equity Partners Management, LLC, a San Francisco-based private equity management firm.

(d) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the shares of Common Stock reported herein for an aggregate of $253,401,512 in open market transactions on various dates in 2024. The payment of the aggregate purchase price was funded by capital contributions from certain of the Reporting Persons’ limited partners.

Item 4. Purpose of Transaction.

The Reporting Persons purchased the Common Stock reported hereunder for investment purposes but have continuously evaluated the Issuer’s businesses, results of operations, and prospects.

In this regard, on September 17, 2024, the terms of the Merger (as defined below) were discussed between the Reporting Persons, along with funds managed by Blackstone Management Partners L.L.C. (“Blackstone”) (which does not own any securities of the Issuer) and a subsidiary of the Abu Dhabi Investment Authority (“ADIA, and collectively, the “Potential Investors”), including the potential for ADIA to participate as a co-investor. ADIA is a current investor in the Issuer and holds certain shares of Common Stock.

On September 24, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Einstein Parent, Inc., a Delaware corporation (“Parent”), Einstein Merger Sub, Inc., a Washington corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Issuer, whereby, among other things, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”). Parent and Merger Sub are affiliates of the Reporting Persons and funds managed by Blackstone Management Partners L.L.C. (“Blackstone”). As described in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock outstanding as of immediately prior to the Effective Time (other than shares of Common Stock that are (A)(1) directly held by the Issuer (including as treasury stock or otherwise); (2) owned by Parent or Merger Sub or any wholly owned subsidiary of Parent or Merger Sub as of immediately prior to the Effective Time, or (B) issued and outstanding as of immediately prior to the Effective Time and held by the Issuer’s stockholders who have neither voted in favor of the Merger Agreement nor consented thereto in writing and who have properly and timely exercised their dissenters’ rights in accordance with the Washington Business Corporation Act) will be cancelled and extinguished and automatically converted into the right to receive $56.50 in cash, without interest. If the Merger is consummated, the Common Stock will cease to be registered under Section 12 of the Act, and the Issuer will become privately held as a subsidiary of Parent. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Consummation of the Merger is subject to the satisfaction or waiver of certain customary closing conditions, including (1) the adoption of the Merger Agreement by the holders of a majority of outstanding shares of the Issuer’s Common Stock, (2) the expiration (or earlier termination) of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (3) the receipt of certain non-U.S. regulatory approvals, (4) the absence of any law or order restraining, enjoining or otherwise, prohibiting the Merger, (5) the accuracy of each party’s representations and warranties, subject to certain materiality standards set forth in the Merger Agreement, (6) each party’s compliance in all material respects with their respective obligations under the Merger Agreement and (7) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) having occurred since the date of the Merger Agreement.

On September 24, 2024, in connection with entry into the Merger Agreement, the Issuer entered into a Support Agreement (the “Support Agreement”) with VEPF VIII SPV, pursuant to which VEPF VIII SPV agreed, among other things, to vote their shares of Common Stock in favor of the adoption of the Merger Agreement and the approval of the Merger and against any other action, agreement or proposal which to their knowledge would reasonably be expected to prevent or materially impede or materially delay the consummation of the Merger or any of the transactions contemplated by the Merger Agreement. The Support Agreement also includes certain restrictions on transfer of shares of Common Stock by VEPF VIII SPV.

The Support Agreement will automatically terminate upon the first to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger and (iii) the mutual written consent of the Issuer and VEPF VIII SPV.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit 1.1 to this Schedule 13D and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The information set forth in rows (7) through (11) of the cover pages to this Schedule 13D is incorporated by reference into this Item 5.

In addition, as a result of the matters described in Item 4 above, the Reporting Persons and certain stockholders of the Issuer affiliated with ADIA and certain of their affiliates may collectively be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. Based upon information provided to the Reporting Persons by the other Potential Investors, the Potential Investors collectively beneficially own 7,055,797 shares of Common Stock, which represents approximately 5.07% of the Issuer’s outstanding shares of Common Stock, and includes 589,125 shares held by ADIA and/or certain of its affiliates and no shares held by Blackstone or its affiliates. Shares beneficially owned by the other Potential Investors are not included in the securities reflected on the cover pages, nor the subject, of this Schedule 13D and, accordingly, none of the other Potential Investors are included as reporting persons herein.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock. ADIA and its affiliates are filing a separate Schedule 13D to report the Common Stock that they may be deemed to beneficially own.

(c) Except as otherwise set forth in this Statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A, has effected any transactions in the Common Stock during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information included in Item 4 above is incorporated by reference into this Item 6.

The Reporting Persons have entered into a Joint Filing Agreement, dated September 24, 2024, a copy of which is attached as Exhibit 24.1 to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 7. Material to be Filed as Exhibits

Exhibit 1.1	Support Agreement, dated September 24, 2024 by and among Smartsheet Inc., Einstein Parent, Inc. and VEPF VIII SPV I, L.P. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on September 24, 2024).

Exhibit 24.1	Joint Filing Agreement among the Reporting Persons, dated as of September 24, 2024.

Exhibit 99.1	Agreement and Plan of Merger, dated September 24, 2024, by and among Smartsheet Inc., Einstein Parent, Inc. and Einstein Merger Sub, Inc. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on September 24, 2024).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2024

VEPF VIII SPV I, L.P.

By:	Vista Equity Partners Fund VIII GP, L.P.
Its:	General Partner

By:	VEPF VIII GP, LLC
Its:	General Partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Its:	Managing Member

VISTA EQUITY PARTNERS FUND VIII GP, L.P.

By:	VEPF VIII GP, LLC
Its:	General Partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Its:	Managing Member

VEPF VIII GP, LLC

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Its:	Director

/s/ Robert F. Smith
ROBERT F. SMITH

[Signature Page to Schedule 13D]

SCHEDULE A

Name	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Vista Entities
Robert F. Smith	Director of Fund VII UGP	Robert Smith founded Vista Equity Partners in 2000 and is the firm’s Chairman and CEO. Mr. Smith currently sits on or participates in the boards of all Vista portfolio companies. He is Chairman of the investment committee and is actively involved in Vista’s direction, investment decisions, executive development and operational strategies. Prior to founding Vista, Mr. Smith was the Co-Head of the Enterprise Systems and Storage sector for Goldman, Sachs & Co.’s investment banking division. Mr. Smith also served as the business unit manager for Goldman’s Mergers and Acquisitions group. Before his time with Goldman, Mr. Smith worked in strategic planning and development at Kraft General Foods (KGF).